

Mail Stop 3720

August 27, 2008

Via U.S. Mail and Fax (201 715-9498)
Mr. Yaron Eitan
Chief Executive Officer
Vector Intersect Security Acquisition Corp.
65 Challenger Road
Ridgefield Park, NJ 07660

> **RE:** **Vector Intersect Security Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed April 15, 2008**
>
> **Form 10-Q for the quarter ended June 30, 2008**
> **File No. 0-52247**

Dear Mr. Eitan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director